Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real San Diego, California 92130-3002 o: 858.350.2300 f: 858.350.2399

July 9, 2021

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Jason Drory

                      Tim Buchmiller

Re:	RxSight, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 24, 2021

CIK No. 0001111485

Gentlemen:

On behalf of our client, RxSight, Inc. (“RxSight” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 6, 2021, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on June 24, 2021 (the “Draft Registration Statement”). The Company has further revised the Draft Registration Statement in response to the Staff’s comments in respect of the Draft Registration Statement (the “Amended Registration Statement”) and we are concurrently submitting via EDGAR this letter and the Amended Registration Statement. For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the version confidentially submitted on June 24, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on June 24, 2021), all page references herein correspond to the page of the Amended Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 24, 2021

Our solution, page 5

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

U.S. Securities and Exchange Commission

July 9, 2021

1.

We note your response to prior comment 3 and 8 and reissue in part. We note your risk factor disclosure on page 56 where you state you “received a PMA for the LAL and LDD, which is indicated for the reduction of residual astigmatism to improve uncorrected visual acuity after removal of the cataractous natural lens by phacoemulsification and implantation of the intraocular lens in the capsular bag, in adult patients with pre-existing corneal astigmatism of > 0.75 diopters and without pre-existing macular disease” and your disclosure on page 58 that “[t]he RxSight system has a CE Mark for improving uncorrected visual acuity by adjusting the LAL power to correct residual postoperative refractive error, including for -2.0 to + 2.0 diopters of sphere and -3.0 to -0.50 diopters of cylinder and by changing lens curvature to introduce controlled amounts of spherical aberration (+/- 1 micron) and center near add (up to 2.0 diopters) which is also registered with the MHRA in the United Kingdom and in Mexico.” The specific parameters of your RxSight system’s approval should be clearly stated in your Business section to clearly state the patient population for which your RxSight system is approved for in each of your material jurisdictions or otherwise advise.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on pages 2, 3 and 124.

Investing in system enhancements to meet the evolving needs of doctors and other providers as well as patients, page 126

2.

We note your response to prior comment 10 and reissue in part. Please provide additional details on where you are currently in the research and development process for the lower cost LDD, including whether you have a working prototype, or otherwise advise.

In response to the Staff’s comment the Company has revised the disclosure on page 127 to indicate the Company is at an advanced stage of development (with a working prototype) for a lower cost version of the LDD.

Reduction in “Outliers”, page 138

3.

We note your response to prior comment 1 and 12 and revised disclosure on page 138 stating that the studies “included similar patient populations, study design, follow-up period and study endpoints.” If you continue to disclose the specifics of any of your competitors’ studies, please explain the studies in terms a lay investor would understand and include disclosure that would help an investor make a meaningful comparison (e.g. number of subjects, trial design, statistical significance, serious adverse events, etc.). In addition, since these were not head-to-head studies please tell us why it is appropriate to include the computed ratios comparing your LAL to your competitor products or revise your disclosure as appropriate.

In response to the Staff’s comment the Company has revised and supplemented the disclosure, including the table, on page 139. These revisions include the removal of the computed ratios comparing the Company’s LAL to its competitor products.

Intellectual Property, License Agreements, and Other Material Agreements, page 144

4.

We note your response to prior comment 15, including your disclosure that you “are developing future products to which the intellectual property in-licensed from CalTech may be directed.” Please update your disclosure to provide general details on the specific “future products” you may be developing or otherwise advise whether or not you believe the future products to be material.

U.S. Securities and Exchange Commission

July 9, 2021

In response to the Staff’s comment the Company has revised and supplemented the disclosure on page 147.

5.

We note that your new disclosure on page 146 describing your agreement with the Regents of the University of California. Please update your disclosure to describe who terminated the agreement, including the reason if applicable. In addition, please update your disclosure to quantify the aggregate payments made to the Regents of the University of California under the agreement and clearly disclose if you are required to pay additional royalty payments or other ongoing payments to the Regents of the University of California following the termination in March 2021

In response to the Staff’s comment the Company has revised and supplemented the disclosure on pages 147 and 148.

Exclusive jurisdiction, page 193

6.

We note your revised disclosure in response to prior comment 17 states that your forum selection provision designates the Court of Chancery of the State of Delaware as the exclusive forum for certain actions, including any derivative action. As noted in our prior comment 17, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought ot enforce any duty or liability crated by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please revise your disclosure to make that clear and also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

In response to the Staff’s comment the Company has revised and supplemented the disclosure on pages 80 and 198. The additional language clarifies that the Company’s Delaware forum provision does not apply to Exchange Act claims.

*****

U.S. Securities and Exchange Commission

July 9, 2021

Please direct any questions regarding the Company’s responses or the Amended Registration Statement to me at (858) 401-9580 or mwaters@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Martin Waters
Martin Waters, Member

cc:	Ron Kurtz, M.D., RxSight, Inc.

Shelley Thunen, RxSight, Inc.

Jason Skolnik, Wilson Sonsini Goodrich & Rosati, P.C.

Alan Denenberg, Davis Polk & Wardwell LLP

Jason Bassetti, Davis Polk & Wardwell LLP